UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-5353

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teleflex Incorporated 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Teleflex Incorporated
155 South Limerick Road
Limerick, Pennsylvania 19468

Teleflex Incorporated
401(k) Savings Plan
Financial Statements and
Supplemental Schedules
Years ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
To the Audit Committee
Teleflex Incorporated
401(k) Savings Plan
Limerick, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Teleflex Incorporated 401(k) Savings Plans of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, together referred to as “supplemental information,” as of and for the year ended December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Oaks, Pennsylvania
June 27, 2011
Counselors to the Closely Held Business Since 1946

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR BENEFITS
December 31, 2010 and 2009

	2010	2009

ASSETS
Investments
Registered investment companies	$137,724,873	$123,831,362
Vanguard Retirement Savings Trust VIII	41,169,742	48,353,435
Common stock	42,161,513	42,012,909

TOTAL INVESTMENTS	221,056,128	214,197,706

Receivables
Employer	—	191,373
Employee	—	286,972
Participant loans receivable	6,725,929	6,288,452

TOTAL RECEIVABLES	6,725,929	6,766,797

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS, at fair value	227,782,057	220,964,503

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,687,643)	(1,045,313)

NET ASSETS AVAILABLE FOR BENEFITS	$226,094,414	$219,919,190

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009

ADDITIONS TO NET ASSETS
Contributions
Employer	$7,778,798	$8,261,488
Employee	15,293,143	13,935,869
Other contributions	277,546	49,775

TOTAL CONTRIBUTIONS	23,349,487	22,247,132

Investment income
Interest and dividends	5,242,119	5,407,538
Net appreciation in fair value of investments	12,028,397	26,450,991
Realized gain on sale of investments	868,943	1,149,745

TOTAL INVESTMENT INCOME	18,139,459	33,008,274

TOTAL ADDITIONS	41,488,946	55,255,406

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	32,595,977	23,293,370
Administrative fees	194,848	123,420

TOTAL DEDUCTIONS	32,790,825	23,416,790

NET INCREASE IN ASSETS PRIOR TO TRANSFER	8,698,121	31,838,616

ASSETS TRANSFERRED FROM PLAN	(2,522,897)	—

NET INCREASE	6,175,224	31,838,616

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	219,919,190	188,080,574

END OF YEAR	$226,094,414	$219,919,190

See accompanying notes.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN
Significant Accounting Policies
The significant accounting policies of the Teleflex Incorporated 401(k) Savings Plan (the “Plan”) employed in the preparation of the accompanying financial statements follow.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several mutual funds, a common collective trust, as well as the Teleflex common stock fund as investment options for participants.
Valuation of Investments - The Plan’s investments are stated at fair value, pursuant to the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurements and Disclosures. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Teleflex Incorporated’s (the “Company”) common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.
Investment Contracts - Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by Vanguard Fiduciary Trust Company (VFTC), the trustee. As required by professional accounting standards, the statements of net assets available for benefits present the fair value of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on the contract value basis.

New Accounting Standards Adopted - On September 16, 2010, the FASB approved for issuance the FASB ASU on Reporting Loans to Participants by Defined Contribution Pension Plans, which is effective for plan years ending after December 15, 2010. The Plan adopted this new standard, which now requires that participant loans be classified as notes receivable for generally accepted accounting principles purposes and measured at unpaid principal balance plus accrued but unpaid interest. In prior years, these participant loans were classified as plan investments and were subject to fair value measurements and disclosure requirements in FASB ASC 820. Adopting this new standard has eliminated the need to calculate fair values for loans in accordance with FASB ASC 820. The FASB believes that any individual credit risk related to participant loans is mitigated by the fact that these loans are secured by the participant’s vested balance. If a participant were to default, the participant’s account balance would be offset by the unpaid balance of the loan, and the participant would be subject to tax on the unpaid loan balance. As such, the participant is the only party affected in the event of a default.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Revenue Recognition and Method of Accounting - All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
General Description of the Plan
A general description of the Plan follows. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan, which was implemented effective July 1, 1985. Employees of the Company who have attained age 21 are eligible to participate in the Plan. Full-time employees are eligible to enter the Plan at the date of hire. Part-time employees require one year of service before they are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (ESOP) feature, as defined in Internal Revenue Code Section 4975(e)7. The ESOP feature can be used exclusively to provide employer contributions that match participants’ Section 401(k) salary deferral contributions and, in certain instances, to provide discretionary employer contributions to the Plan.

Contributions - Participants are able to contribute up to the lesser of $16,500 or 50% of their annual compensation. For non-union employees, the employer matching contributions equaled 100% of the employees’ elective deferral contribution up to 5% of compensation. For union employees, the employer matching contributions equaled 50% of the employees’ elective deferral contribution up to 2% of compensation. In addition, participants who reach age 50 or older and contribute the maximum permitted under the Plan may make an additional pre-tax contribution (a “catch-up contribution”) of up to $5,500. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).
Participant Accounts - Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change their 401(k) salary deferral rate at will.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
Plan Loans - Active employees may elect to take up to two loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis. Any outstanding loan(s) not repaid within 90 days from an employee’s date of termination, or within the first 12 months of an employee’s leave of absence (including long-term disability), is processed as a taxable distribution.
Vesting - Participants are always 100% vested in their own 401(k) salary deferral contributions. Most participants are 100% vested in their employer matching contributions after two years of employment; however, participants in certain divisions are 100% vested in their employer matching contributions after three years of employment. Participants are 100% vested in their employer discretionary contributions after five years of employment.
Payment of Benefits - The Plan provides that a participant may elect to withdraw 100% of their vested account balance at termination of employment. A participant may also elect to withdraw 100% of their vested account balance in the event of total and permanent disability and the attainment of age 59 1/2. A participant may elect to withdraw their rollover account at any time.
Forfeitures - Forfeitures of terminated participants’ nonvested accounts are used to reduce the amount of future contributions required to be made to the Plan by the Company. The amount of unallocated forfeitures at December 31, 2010 and 2009, was $530,366 and $134,208, respectively.
Plan Termination - The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article V of the Plan document.
Plan Divesture

During the year ended December 31, 2010, the Plan executed a divesture of the Teleflex Marine division 401(k) Plan participants. For participants without loans outstanding, their assets were transferred in the form of a distribution. For participants with loans outstanding, their assets were transferred out of the plan intact in the form of an asset transfer. The divested plan had $2,522,897 of assets with loans outstanding that were transferred out of the Plan directly. There were no Plan mergers or dispositions since that time.

NOTE B	ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members appointed by the Company’s Board of Directors. The committee is the Plan Administrator and fiduciary for ERISA purposes. The Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as trustee of the Plan effective September 30, 2004. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the Vanguard Retirement Savings Trust VIII (which is a common collective investment trust) are charged to participants with balances in that trust.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE C	TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated June 3, 2008, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has also applied for a new determination letter with the IRS in 2010 and is currently awaiting a response to its application. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D	INVESTMENTS
The following investments represent 5% or more of the Plan’s net assets:

	2010		2009

Teleflex Stock Fund, 3,332,926 shares (2010) and 3,315,936 shares (2009)	$41,161,513	*	$42,012,909	*

Vanguard International Growth Fund, 651,366 shares (2010) and 691,112 shares (2009)	$12,597,413		$11,741,989

Vanguard Morgan Growth Fund, 1,122,885 shares (2010) and 1,227,092 shares (2009)	$20,245,624		$18,737,696

Vanguard Retirement Savings Trust VIII, 41,169,742 shares (2010) and 47,308,122 shares (2009)	$41,169,742	**	$47,308,122	**

Vanguard Wellington Fund, 784,386 shares (2010) and 866,098 shares (2009)	$24,394,394		$24,986,942

Vanguard Windsor Fund, 1,140,315 shares (2010) and 1,355,505 shares (2009)	$15,405,655		$16,144,061

*	Includes nonparticipant directed

**	Represents contract value, which differs from fair value.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE E	NONPARTICIPANT-DIRECTED INVESTMENTS

Company contributions are invested in Company stock and are nonparticipant directed until the participant becomes vested, at which time the participant can direct those funds to another investment of the Plan. The entire Company stock fund is considered to be nonparticipant directed because the amount that the participants can direct is not readily determinable. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2010	2009

NET ASSETS
Common stock fund	$42,161,513	$42,012,909

CHANGES IN NET ASSETS
Contributions	$8,325,196	$8,702,754
Interest and dividends	1,050,019	993,184
Net appreciation (depreciation) in fair value of investments	(578,890)	3,594,685
Realized gain (loss) on sale of investments	460,471	(162,088)
Benefits paid to participants	(5,550,626)	(3,137,688)
Administrative fees	(29,872)	(28,670)
Interfund transfers	(2,309,911)	(1,481,335)
Other activity	(1,217,783)	(160,161)

	$148,604	$8,320,681

NOTE F	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE G	VANGUARD RETIREMENT SAVINGS TRUST VIII

A portion of the Plan’s investments are in the Vanguard Retirement Savings Trust VIII (“Trust”), which was established for the investment of assets of eligible VFTC trusts and tax-qualified pension plans. Each participating retirement plan has an undivided interest in the Trust. The assets of the Trust are held by VFTC (the “Trustee”). At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Trust was approximately .239% and .277%, respectively. Investment income and administrative expenses relating to the Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

The following table presents the fair values of investments for the Master Trust at December 31, 2010 and 2009:

	2010	2009

INVESTMENTS AT FAIR VALUE
Investment contracts	$14,148,802,000	$14,866,196,000
Mutual funds	2,160,090,000	1,748,190,000

	$16,308,892,000	$16,614,386,000

Investment income for the Master Trust for the years ended December 31, 2010 and 2009, is as follows:

	2010	2009

INVESTMENT INCOME
Net appreciation (depreciation) in fair value of investment contracts	$(379,731,000)	$2,587,990,000
Interest	553,656,000	658,798,000
Dividends	12,265,000	26,345,000

	$186,190,000	$3,273,133,000

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE H	RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2010	2009

NET ASSETS AVAILABLE FOR BENEFITS PER FINANCIAL STATEMENTS	$227,782,057	$220,964,503
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,687,643)	(1,045,313)

ASSETS AVAILABLE FOR BENEFITS, FORM 5500	$226,094,414	$219,919,190

NOTE I	FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:
Assets measured at fair value at December 31, 2010:

	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Registered investment companies	$137,724,873	$—	$—
Common collective trust	—	41,169,742	—
Common stock fund	—	42,161,513	—

	$137,724,873	$83,331,255	$—

Assets measured at fair value at December 31, 2009:

	Quoted
	Prices in	Significant	Significant
	Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Registered investment companies	$123,831,362	$—	$—
Common collective trust	—	48,353,435	—
Common stock fund	—	42,012,909	—

	$123,831,362	$90,366,344	$—

Investments in the common stock fund, registered investment companies and cash equivalents have quoted prices for identical assets in active markets; therefore, the investments are measured at fair value using these readily available Level 1 inputs.

The common collective trust is an over-the-counter security with no quoted readily available Level 1 inputs and, therefore, is measured at fair value using inputs that are directly observable in active markets and are classified within Level 2 of the valuation hierarchy using the income approach.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE J	PLAN AMENDMENTS
The Plan was amended during the Plan year ended December 31, 2009. A summary of the amendments is as follows:
1.	Amendments to comply with the Pension Protection Act of 2006 (“PPA”), as subsequently amended by the Worker, Retiree, and Employer Recovery Act of 2008 (“WRERA”), including:
a.	Direct rollover distributions to Roth IRAs are now permitted.

b.	Required quarterly account statements to participants and beneficiaries.

c.
A participant whose required beginning date was on or before December 31, 2008, will have the option to waive receipt of a minimum required distribution for 2009; a participant whose required beginning date was after December 31, 2008, will have the option to elect to receive a minimum required distribution for 2009.

2.	Amendments to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”), including:
a.	“Compensation” now includes “differential wage payments” to an individual performing service in the uniformed services while on active duty for a period of more than 30 days.

b.	An “Employee” also now includes any individual in qualified military service who is receiving differential wage payments.

c.	A participant who dies while performing qualified military service is treated as if he died while actively employed (triggering full vesting).

d.	A participant in qualified military service is treated as having incurred a termination from employment for purposes of eligibility to receive a distribution.
3.	Trustee is responsible to ensure that contributions are made to the trust to the extent required by the terms of the trust or applicable law (to conform to DOL guidance).
4.
Amendments to comply with the final Treasury Regulations regarding qualified automatic contribution arrangements (QACAs) and eligible automatic contribution arrangements (EACAs) (e.g., adding a definition of “Covered Participant” and including provisions regarding rehired employees, the effective date of automatic enrollment, the timing of providing the QACA and EACA notices and the withdrawal of automatic elective deferrals).

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
5.	A participant who becomes disabled while performing qualified military service is treated as if he died while actively employed (triggering full vesting).

6.
A participant who dies or becomes disabled while performing qualified military service will be treated as if he resumed active employment immediately prior to his death or disability so that he is eligible for an allocation of discretionary profit sharing contributions, if any.

7.	A participant who is a qualified reservist may withdraw the portion of his account balance attributable to his own pre-tax contributions.

8.	Statute of Limitations — All claims for benefits or suits regarding benefits must be made within one year of the date the claimant knew or should have known that the claim existed.
The Plan was not amended during the Plan year ended December 31, 2010.

NOTE K	SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring between December 31, 2010, and the date the financial statements were issued. On January 1, 2011, the Plan was amended for the timing of the nonvested portion of participant accounts to be forfeited.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Year Ended December 31, 2010
Plan EIN# 23-1147939, Plan 010

(b)	(c)	(d)		(e)
Identity of Investment	Description of Investment Type	Cost		Current Value

Royce Total Return	Registered Investment Company	$ *	*	$2,660,965
Teleflex Stock Fund*	Unitized Stock Fund	*	*	42,161,513
Vanguard 500 Index*	Registered Investment Company	*	*	7,063,423
Vanguard Explorer*	Registered Investment Company	*	*	5,360,059
Vanguard International Growth*	Registered Investment Company	*	*	12,597,413
Vanguard Morgan Growth*	Registered Investment Company	*	*	20,245,624
Vanguard Prime Money Market*	Registered Investment Company	*	*	349,605
Vanguard Retirement Savings Trust VIII*	Common Collective Trust	*	*	41,169,742
Vanguard Strategic Equity*	Registered Investment Company	*	*	6,427,871
Vanguard Target Retirement 2005*	Registered Investment Company	*	*	400,697
Vanguard Target Retirement 2010*	Registered Investment Company	*	*	1,242,735
Vanguard Target Retirement 2015*	Registered Investment Company	*	*	5,013,313
Vanguard Target Retirement 2020*	Registered Investment Company	*	*	2,889,658
Vanguard Target Retirement 2025*	Registered Investment Company	*	*	7,143,915
Vanguard Target Retirement 2030*	Registered Investment Company	*	*	3,885,389
Vanguard Target Retirement 2035*	Registered Investment Company	*	*	6,671,900
Vanguard Target Retirement 2040*	Registered Investment Company	*	*	1,588,896
Vanguard Target Retirement 2045*	Registered Investment Company	*	*	2,846,194
Vanguard Target Retirement 2050*	Registered Investment Company	*	*	508,122
Vanguard Target Retirement 2055*	Registered Investment Company	*	*	869
Vanguard Target Retirement Income*	Registered Investment Company	*	*	835,757
Vanguard Total Bond Market Index*	Registered Investment Company	*	*	10,192,419
Vanguard Wellington*	Registered Investment Company	*	*	24,394,394
Vanguard Windsor*	Registered Investment Company	*	*	15,405,655
Participant Loans, 5% to 11.5%	Participant Loans	*	*	6,725,929

				$227,782,057

*	Party-in-interest.

**	Cost information not required for participant-directed investments and therefore is not included.

TELEFLEX INCORPORATED
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
(Single Transaction or Series of Transactions in One Issue
Aggregating More Than 5% of the Current Value of Plan Assets)
Year Ended December 31, 2010
Plan EIN# 23-1147939, Plan 010

				Current Value
				of Investment
	Purchase			on Transaction
Description of Investment	Price	Sales Price	Cost of Asset	Date	Net Gain

Vanguard Retirement Savings Trust VIII	$8,437,432	$—	$8,437,432	$8,437,432	$—
Vanguard Retirement Savings Trust VIII	—	14,575,630	14,575,630	14,575,630	—
Teleflex Stock Fund	11,409,519	—	11,409,519	11,409,519	—
Teleflex Stock Fund	—	11,141,868	10,044,847	11,141,869	1,097,022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2011	Teleflex Incorporated 401(k) Savings Plan
	By:	/s/ Douglas R. Carl
		Name:	Douglas R. Carl
		Title:	Member, Financial Benefit Plans Committee

Teleflex Incorporated 401(k) Savings Plan
Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2010
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm